Exhibit 99.4

Project Wonder – Announcement Call Transcript

July 12, 2022

Doug Jacob:	Thank you for joining us today. I’m Doug Jacob, Founder of FAST Acquisition Corp. II. Before we begin, I’d like to remind everyone that our remarks contain some forward-looking statements, a detailed discussion of which can be found in our accompanying investor presentation.

With me on the call today is Garrett Schreiber, CFO of Fast Acquisition Corp. II, Scott Demerau, Executive Chairman of Falcon’s Beyond, Cecil Magpuri, Chief Executive Officer of Falcon’s Beyond, and Jo Merrill, Chief Financial Officer of Falcon’s Beyond.

Let me first start by providing some background on Fast Acquisition Corp. II.

FAST is a special [purpose] acquisition corp. company under the investment platform &Vest. &Vest is comprised of entrepreneurs who have successfully built, scaled, and sold businesses with experience both in private and public exits.

Our SPACs focus on categories under two franchises that we ourselves have had success in. Those include hospitality and consumer products under the FAST franchises as well as digital transformation under the Velocity franchise. Our SPAC management teams are staffed with best-in-class executives and entrepreneurs who know how to analyze targets as operators and can add exceptional value to the companies that we combine with.

When searching for a target company, one of the most important factors was to find a company that was a leader in the space and a natural candidate to enter the public markets. We are pleased to announce that we found that and more in Falcon’s Beyond, a leading master planning, attraction design, digital content design and experiential technology innovation company specializing in intellectual property creation and expansion, with a track record spanning 22 years executing more than $100 billion worth of story-driven development projects in 27 countries around the world.

Falcon’s Beyond is much more than an entertainment and hospitality company; it’s a fully-integrated, experiential entertainment enterprise with an impressive collection of both IP and brick-and-mortar assets. The company’s ideal unit economics and significant opportunity for expansion offers an exceptional platform for growth in the booming entertainment category.

Falcon’s Beyond segments its fully integrated business into three distinct categories, all bolstered by exceptional partnerships: Falcon’s Creative Group, Falcon’s Beyond Destinations, and Falcon’s Beyond Brands. This is a powerful combination of experience, capabilities, and partners, and we intend to use our expertise in these verticals to support the company’s success and present investors with an exciting investment proposition.

We believe that Falcon’s Beyond, through its incredible management team which you’ll shortly hear from, has the opportunity to truly transform and lead the multi-trillion-dollar hotel and resort and entertainment media markets.

With that, I’m going to hand it off to FAST II’s CFO, Garrett Schreiber to take us through the transaction structure.

Garrett Schreiber:	Thank you Doug. FAST II is valuing the pro forma combined company at $1.0 billion enterprise value, representing a 6.7x multiple on expected 2024 EBITDA.

The sources and uses of cash proceeds are as follows: we expect to receive $222 million dollars of cash from the trust account, assuming no redemptions and prior to the payment of transaction expenses, and $60 million dollars of private placement proceeds, of which $20 million was pre-funded in anticipation of the transaction and deployed to Falcon’s Beyond’s investment in its Punta Cana resort.

After fees and expenses, the net proceeds will be primarily used for growth of the brick-and-mortar destinations business, specifically for acquisitions of joint venture assets and CapEx on Falcon’s Central dining, retail, and entertainment locations. By 2024, we expect Falcon’s to have three Falcon’s Central locations, and, through our joint ventures, four owned hotel and theme parks operational.

On the transaction, we have provided for a structure whereby half of our public shareholders’ position will be converted into a preferred equity security, representing the senior-most equity position in the combined company. Additionally, we are contributing 20% of our founder shares to non-redeeming shareholders and investors in the private placement, which provides further downside protection.

Pro forma for the transaction, and still assuming no redemptions, public investors will own approximately 10.7% and Falcon’s Beyond will own approximately 80.4% of the common equity.

With that, I’m now going to hand it over to Scott Demerau, Executive Chairman of Falcon’s Beyond, to further introduce the business. Scott?

Scott Demerau:	Thank you Garrett, and thanks everyone for joining today. My name is Scott Demerau and I’m the Executive Chairman of Falcon’s Beyond.

Today, Falcon’s is arguably one of the best-positioned companies to capitalize on the secular shift in consumer demand to leisure and experiential entertainment. Through our joint venture with Meliá, a leader in resort hospitality, co-owning luxury resorts in popular beach destinations, with the enhanced booking advantage created via the addition of our truly disruptive entertainment offering, we are well-positioned for global expansion.

Through our three divisions, Falcon’s Creative Group, Falcon’s Beyond Destinations and Falcon’s Beyond Brands, we utilize our synergistic flywheel, which allows each division to complement the others. Specifically, with proprietary IP deployment and brand activation strategies, Falcon’s builds customer loyalty and brand recognition, which opens numerous growth opportunities in both the physical and digital space. And most importantly, we accomplish this in a fraction of traditional timelines. Additionally, Falcon’s ownership and development of multiple storied brands with well-known IPs will be deployed in numerous lanes simultaneously to further enhance our destinations and product offerings.

As Cecil and I looked at our vision to build an IP expansion company with global impact, coupled with Meliá’s desire to rollout entertainment resort destinations globally, we realized that a capital infusion could supercharge our development cycle. We could reduce timelines and mitigate risk. We considered a number of options, and concluded that a SPAC transaction, specifically with the FAST II team, would best position our profitable, high-growth business model to excel for investors and stakeholders.

To provide some more information on our incredible company, I am pleased to introduce Cecil Magpuri, Chief Executive Officer of Falcon’s Beyond. Cecil?

Cecil D. Magpuri:	Thank you Scott, and thank you everyone for joining us today. As Scott mentioned, I am the Chief Executive Officer of Falcon’s Beyond, a role I have held since the merger of Falcon’s Creative Group and Katmandu last year.

For a bit of background, I previously served as President and Chief Creative Officer of Falcon’s Treehouse, a company my wife and I founded in 2000 that was later rebranded as Falcon’s Creative Group. The company is a leading themed entertainment design firm that collaborates with some of the biggest names in the business to produce innovative guest experiences.

Since the founding of Falcon’s Creative Group, we have had an amazing team of visionary artists, architects, engineers, and coders who are the backbone of our company, and who share our amazing culture. If you ask anyone at Falcon’s, they can tell you they’ve probably heard the word “culture” more in their tenure here than any other time in their lives. The words inclusivity, diversity, equity, and accessibility have been buzz words in the past few years, but they formed a key part of our culture from day one, along with a spirit of lifting each other up and promoting personal and professional growth. Growing together now as Falcon’s Beyond, we pride ourselves on bringing that culture to all of our areas of business.

Let me now dive into the three subsidiary divisions we have here at the company: Falcon’s Creative Group, Falcon’s Beyond Destinations, and Falcon’s Beyond Brands.

Falcon’s Creative Group serves as the master planning, attraction design, digital content development, and experiential technology innovation powerhouse of the company. Our 22-year track record includes over 30 industry awards, and we have executed on over $100 billion worth of master planning, design, and media production projects including Lionsgate® Zone at Motiongates Dubai, National Geographic Museum’s Becoming Jane: The Evolution of Dr. Jane Goodall exhibit, and IMG Worlds of Adventure in Dubai, showcasing the Marvel IP and Cartoon Network IP in the largest indoor theme park in the world at the time.

Falcon’s Creative Group is also our laboratory for entertainment-driven technology, and our extensive work-for-hire experience has provided an outlet for our existing technologies and fueled our passion to expand upon an already substantial lineup of products, conceived and tested at Falcon’s X-Lab, including multiple granted patents in more than a dozen countries.

One specific project I’d like to direct your attention to is the ongoing Saudi development, Qiddiya. Qiddiya includes a series of giga-projects being constructed in Saudi Arabia which consists of 367 square kilometers of family-friendly theme parks, sports arenas suitable for international competitions, academies for sports and the arts, concert and entertainment venues, racetracks for motorsports enthusiasts, as well as outdoor and adventure activities alongside nature and environment experiences.

The Qiddiya Investment Company has selected Falcon’s Creative Group as a major designer for the disruptive destination Qiddiya, the Kingdom’s planned capital of entertainment, sports, and arts.

To date, Qiddiya has engaged Falcon’s to lead the design of 26 distinct entertainment assets ranging from hotels to theme parks, including the design of the Kingdom of Saudi Arabia’s first, and the region’s largest, water theme park project, which will span across 252,000 square meters and feature a remarkable combination of 22 wet and dry attractions alongside competition-level water sports facilities.

Moving to our second subsidiary division, Falcon’s Beyond Destinations encompasses our hotel and theme park resort division, where we design, own, and operate hotels, theme parks, and retail, dining, and entertainment venues in established beach destinations using our “Big-Experience, Small-Footprint” model with over a decade of operational history.

We first started with the Katmandu-themed attraction in Mallorca, Spain, and in 2012 global hotel operator Meliá hotels International approached us for a strategic partnership, bringing in the Katmandu theming to the adjacent Sol hotel which Meliá owned. That strategic partnership then evolved into a 50/50 joint venture, and collectively we rolled both the Katmandu theme park and the Sol hotel into the JV. That Mallorca site became the award-winning immersive, fully-themed Sol Katmandu Park and Resort and subsequently outperformed comparable non-Katmandu Meliá hotels in Mallorca enjoying higher occupancy and higher average room rates. The Katmandu IP we created was adopted by way of licensing agreements to multiple Katmandu-themed kids’ camps in Meliá hotel sites throughout Europe.

Our existing joint venture with Meliá provides significant benefits and validates the entire Falcon’s Beyond story. Meliá is one of the world’s largest leisure hoteliers, with more than 315 properties across 40+ countries, and the company’s global presence and deep knowledge of numerous, tourist-rich destinations gives our partnership a significant advantage.

Our entertainment is designed to complement a beach vacation rather than to compete with it through a flexible, freedom to play strategy that does not require guests to commit an entire day to visiting a theme park. Let me walk you through an example with our Katmandu Theme Park Punta Cana.

Falcon’s is currently constructing Katmandu Park Punta Cana, expected to open by early 2023, which will be the first fully-realized theme park in Punta Cana. Punta Cana is one of the Caribbean’s most popular resort destinations, receiving 3.5 million visitors and more than 25 million bed nights in 2019. Our JV partner, Meliá, has an amazing resort presence there which provided us a prime real estate opportunity.

Within that destination, and digitally attached to it, we will showcase a number of industry-first attractions and technologies that embrace the way consumers connect with experiences and intellectual properties.

We are incredibly excited about the trajectory of this division and we anticipate, at the end of 2024, that we will own and operate four destination resorts with over 1,900 hotel rooms. As Scott previously mentioned, the resorts under the development through our joint venture with Meliá are also under the Falcon’s Beyond Destinations umbrella.

Falcon’s Beyond Destinations, drawing on the strength and history of Katmandu, also houses the development, ownership, and future operations of Falcon’s Central – a retail, dining, and entertainment venue residing at the epicenter of Falcon’s Destinations. This RD&E product connects guests with brands through a multitude of entertainment experiences, amenities, content, and merchandise and offers several dining experiences from popular local restaurants, as well as new concepts created in collaboration with acclaimed chefs and prominent food and beverage brands. Falcon’s Central features multiple location-based entertainment attractions, some of which showcase world-renowned IPs, also an expansive shopping district with multiple local and global retailers showcasing a wide array of IP-infused consumer merchandise.

Thirdly, Falcon’s Beyond Brands enacts and executes the expansion plan for proprietary brands produced by Falcon’s Creative Group and implements it into brick-and-mortar by Falcon’s Destinations. This division provides storytelling across video content, resulting in vast expansion opportunities for intellectual property, and also features a multi-pronged consumer products strategy, which enables rapid monetization of IP with limited upfront investment.

Falcon’s partners with a selection of global partners to distribute toys, games, apparel, collectibles, NFTs, electronics, and many more through online direct-to-consumer, vertically-integrated retail and third-party marketplaces. Our unique Brand Expander strategy also compresses the timeline for brand monetization across multiple vectors simultaneously. We also strategically partner with leading developers and distributors of brands to further power our monetization engine including powerful names such as Moonbug Entertainment, Epic Story Media, BRON Studios, and a variety of IP found on PBS Kids.

All-in-all, our three divisions, Falcon’s Creative Group, Falcon’s Beyond Destinations, and Falcon’s Beyond Brands, with their proprietary content brands, attraction technologies, and operational know-how combined with the world-class partnerships, have a synergistic effect: they build on one another.

The characters and stories from our brands are combined with our proprietary technology to design and build experiences. We then leverage those characters and stories at our owned and operated parks and resorts, which provide captive audiences for our brands. This allows us to deploy and monetize our brands through best-in-class media, experiences, and consumer products.

With that, I will now turn it over to Jo Merrill, our Chief Financial Officer, to walk you through some financial highlights.

Jo Merrill:	Thank you Cecil, and thank you everyone for joining us today. By way of introduction, my name is Jo Merrill, and I was excited to join the Falcon’s Beyond Team in the fall of 2021 when Scott and Cecil brought me in to help capitalize on the significant opportunities presented by the merger of the legacy Katmandu and Falcon’s Creative businesses.

Briefly, my background is one of working on the expansion of multi-national businesses, initially through 10+ years with PwC in their global capital markets, advisory, and assurance groups, followed by another 10 years as VP of Finance for Hard Rock International as they expanded their worldwide casino, hotel, and restaurant footprint. Most recently, I was CFO for a privately held event technology company where I gained my experience with audio visual technologies.

Financially, at Falcon’s Beyond Global, we operate our business through two mature segments, Falcon’s Creative Group and Falcon’s Beyond Destinations, with our nascent third segment Falcon’s Beyond Brands rapidly evolving to capitalize on the synergistic opportunities created by the strength of our intellectual property through media, merchandise, and other entertainment-based activations.

Starting with Falcon’s Creative Group – this segment generates revenues from three primary sources: Firstly, fees from our design, master planning, and project management services to themed entertainment projects; secondly, fees from sales of digital media content to themed entertainment developers, and to AVOD and SVOD production and distribution companies; and our third stream comes from the sales of ride hardware containing our proprietary and patented ride technologies. Our historical gross margins for our creative services and digital media projects have ranged from 30-35% depending on the scope of the project and our internal capacity. Gross margins for ride hardware have been in the 17-18% range.

We currently have approximately $24 million of contracted projects and a very significant pipeline of phased work through 2024 for identified locations.

Moving on to Falcon’s Beyond Destinations – we currently manage our portfolio of physical locations through a joint venture business model with mature hospitality and real estate-based partners. We believe this model offers us strategic and financial benefits by reducing our initial capital investment in real property and equipment and allows us to leverage the significant experience and local presence of our partners when accessing new geographic territories. We will also be developing our majority-owned Falcon’s Central integrated retail, dining, and entertainment venues to accompany our resort locations. As Scott mentioned, today we operate the original Katmandu Sol Park & Resort in Mallorca, Spain, our non-branded hotel in Tenerife in the Canary Islands, and we have our Katmandu Park in Punta Cana under-construction with an anticipated opening in early 2023. Further, we have a pipeline of branded resort and entertainment locations phased to come online through 2024.

As Cecil explained, our Falcons Beyond Destinations segment captures our physical assets, comprising of resorts and small-footprint theme parks, which are housed within our joint ventures and our majority owned Falcon’s Central retail, dining, and entertainment venues. Within our joint venture structure, our resort businesses generate revenues through the sales of hotel rooms, food and beverage, and ancillary services. Our theme park locations generate revenues from selling admission to our parks and from sales of food, beverage, merchandise, and other items within our theme parks. Our resorts benefit from a booking advantage and uplift in RevPAR from the inclusion and proximity of our high-quality entertainment offerings and premium shopping and dining experiences.

We engage with travel agencies, ticket resellers, and directly with our guests through our websites and social media to promote advance ticket sales. Guests who visit our theme parks have the option of purchasing a variety of admission tickets to accommodate single attraction, multi-pass, and multi-day park visits. We actively use pricing and promotions to encourage visitation and maximize revenues.

From the perspective of Falcon’s, we generate direct revenues from the aforementioned joint ventures through management and incentive fees, as well as participating in our share of residual profits from the businesses. In most markets, base management fees consist of a percentage of the property-level revenue, while incentive management fees typically consist of a percentage of net venue profits. Additionally, we earn fees for the use of our intellectual property, which includes digital media content and other entertainment-based technologies.

And finally, we come to our Falcons Beyond Brands segment – this emerging segment represents the largely untapped potential of our investment in the development and monetization of our intellectual property. While Cecil gave an overview of the expected business model, from a financial standpoint, we are taking a highly conservative approach in our modeling and only considering a nominal bottom line contribution as we ramp up our consumer products and entertainment content through 2024.

That said, we believe Falcon’s Beyond Brands has potentially the greatest opportunity for growth within our three major segments, and we look forward to seeing that evolve with the support of our partners at FAST.

I will now hand it back to Doug for some closing remarks.

Doug Jacob:	Thank you, Jo.

To recap, the hotel, resort, and location-based entertainment industries are entering a unique time where the world is eagerly returning to live, in-person activities and Falcon’s beyond, through its unmatched combination of experience, capabilities, and partners is perfectly positioned to capitalize on this opportunity. Through the partnership with FAST II, Falcon’s post-transaction financial position will result in a robust balance sheet, providing a wide range of opportunities from organic growth initiatives to strategic partnerships. For all of these reasons and many more, we could not be more excited about this highly strategic merger with Falcon’s Beyond and the upcoming public listing. Thank you for attending today and we look forward to sharing additional information with you in the coming weeks.